                                                                    EXHIBIT 99.1

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Partners
U.S. Propane, L.P.

We have audited the accompanying consolidated balance sheet of U.S. Propane, L.P. (a Delaware limited partnership) and subsidiaries as of August 31, 2002. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of U.S. Propane, L.P. and subsidiaries as of August 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 2 to the consolidated balance sheet, effective September 1, 2001, the Partnership changed its method of accounting for goodwill and other intangible assets to adopt the requirements of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ Grant Thornton LLP

Tulsa, Oklahoma
October 16, 2003 (except for Note 11, as to which the date is November 6, 2003)

U.S. PROPANE, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(in thousands)

                                                                     August 31,
                                                                        2002
                                                                     ----------
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                        $   7,726
   Marketable securities                                                2,575
   Accounts receivable, net of allowance for doubtful accounts         30,906
   Inventories                                                         48,187
   Assets from liquids marketing                                        2,301
   Prepaid expenses and other                                           7,230
   Deferred taxes                                                       1,456
                                                                    ---------
             Total current assets                                     100,381

PROPERTY, PLANT AND EQUIPMENT, net                                    400,044
ASSETS HELD IN TRUST                                                    1,048
INVESTMENT IN AFFILIATES                                                7,858
GOODWILL, net of amortization prior to adoption of SFAS No. 142       155,734
INTANGIBLES AND OTHER ASSETS, net                                      58,241
                                                                    ---------
            Total assets                                            $ 723,306
                                                                    =========

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
   Working capital facility                                         $  30,200
   Accounts payable                                                    40,929
   Accounts payable to related company                                  1,646
   Accrued and other current liabilities                               29,218
   Liabilities from liquids marketing                                   1,818
   Current maturities of long-term debt                                20,447
                                                                    ---------
            Total current liabilities                                 124,258

LONG-TERM DEBT, less current maturities                               420,840
MINORITY INTERESTS                                                     22,307
DEFERRED TAXES                                                         38,651
                                                                    ---------
                                                                      606,056
                                                                    ---------

COMMITMENTS AND CONTINGENCIES

PARTNERS' CAPITAL:
   General partner's capital                                               (2)
   Limited partners' capital                                          117,945
   Accumulated other comprehensive loss, net of tax                      (693)
                                                                    ---------
            Total partners' capital                                   117,250
                                                                    ---------
            Total liabilities and partners' capital                 $ 723,306
                                                                    =========

The accompanying notes are an integral part of this consolidated balance sheet.

U.S. PROPANE, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET
AUGUST 31, 2002
(Dollars in thousands)

1.    OPERATIONS AND ORGANIZATION:

U.S. Propane, L.P. ("U.S. Propane") was formed in August 2000 as a Delaware limited partnership to acquire, directly and indirectly through Heritage Holdings, Inc. ("Heritage Holdings"), a controlling interest in Heritage Propane Partners, L.P. ("Heritage"). U.S. Propane is the General Partner of Heritage.

U.S. Propane, L.L.C. is the General Partner of U.S. Propane with a 0.01% general partner interest. The members of U.S. Propane, L.L.C. and their respective membership interests are as follows:

TECO Propane Ventures, L.L.C.              37.98%
AGL Energy Corporation                     22.36%
Piedmont Propane Company                   20.69%
United Cities Propane Gas, Inc.            18.97%
                                          -------
                  Total                   100.00%
                                          =======

The members of U.S. Propane, L.L.C. or their affiliates also own, in the same percentages, the limited partner interests in U.S. Propane.

In order to simplify Heritage's obligation under the laws of several jurisdictions in which Heritage conducts business, Heritage's activities are conducted through a subsidiary operating partnership Heritage Operating, L.P. (the "Operating Partnership"). The Operating Partnership sells propane and propane-related products to more than 600,000 active residential, commercial, industrial and agricultural customers in 28 states. Heritage is also a wholesale propane supplier in the southwestern and southeastern United States and in Canada, the latter through participation in MP Energy Partnership. Heritage owns a 60% interest in MP Energy Partnership, a Canadian partnership engaged in supplying the Partnership's northern U.S. locations and in lower-margin wholesale distribution. U.S. Propane owns a 1% general partner interest in Heritage and the associated Incentive Distribution Rights, a 1.0101% general partner interest in the Operating Partnership, and approximately 4.6 million Common Units of Heritage.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BALANCE SHEET DETAIL:

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated balance sheet includes the accounts of U.S. Propane and its subsidiaries ("the Partnership"), including its wholly-owned subsidiary, Heritage Holdings, and its partially-owned subsidiaries over which it exercises control including Heritage Propane Partners, L.P., Heritage Operating, L.P., Heritage Energy Resources, L.L.C. ("Resources") and MP Energy Partnership. A minority interest liability and minority interest expense is recorded for all partially owned subsidiaries. The Partnership accounts for its 50% partnership interest in Bi-State Propane, another propane retailer, under the equity method. All significant intercompany transactions and accounts have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash on hand, demand deposits and investments with original maturities of three months or less. The Partnership considers cash equivalents to include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

ACCOUNTS RECEIVABLE

The Partnership grants credit to its customers for the purchase of propane and propane-related products. Accounts receivable consisted of the following at August 31, 2002:

Accounts receivable                        $33,410
Less - allowance for doubtful accounts       2,504
                                           -------
      Total, net                           $30,906
                                           =======

INVENTORIES

Inventories are valued at the lower of cost or market. The cost of fuel inventories is determined using weighted-average cost of fuel delivered to the retail districts and includes storage fees and inbound freight costs, while the cost of appliances, parts and fittings is determined by the first-in, first-out method. Inventories consisted of the following at August 31, 2002:

Fuel                               $38,523
Appliances, parts and fittings       9,664
                                   -------
   Total inventories               $48,187
                                   =======

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed as incurred. Expenditures to refurbish tanks that either extend the useful lives of the tanks or prevent environmental contamination are capitalized and depreciated over the remaining useful life of the tanks. Additionally, the Partnership capitalizes certain costs directly related to the installation of company-owned tanks, including internal labor costs. Components and useful lives of property, plant and equipment were as follows at August 31, 2002:

Land and improvements                                      $  20,981
Buildings and improvements (10 to 30 years)                   29,145
Bulk storage, equipment and facilities (3 to 30 years)        39,908
Tanks and other equipment (5 to 30 years)                    298,540
Vehicles (5 to 10 years)                                      63,755
Furniture and fixtures (5 to 10 years)                        10,407
Other (5 to 10 years)                                          3,442
                                                           ---------
                                                             466,178
Less - Accumulated depreciation                              (72,822)
                                                           ---------
                                                             393,356
Plus - Construction work-in-process                            6,688
                                                           ---------
      Property, plant and equipment, net                   $ 400,044
                                                           =========

INTANGIBLES AND OTHER ASSETS

Intangibles and other assets are stated at cost, net of amortization computed on the straight-line method. The Partnership eliminates from its balance sheet any fully amortized intangibles and the related accumulated amortization. Components and useful lives of intangibles and other assets were as follows at August 31, 2002:

                                             Gross Carrying     Accumulated
                                                Amount         Amortization
                                             --------------    ------------
Amortized intangible assets
     Noncompete agreements (5 to 15 years)     $ 41,994         $(10,924)
     Customer lists (15 years)                   27,245           (4,160)
     Financing costs (3 to 15 years)              4,225           (1,291)
     Consulting agreements (2 to 7 years)           618             (390)
                                               --------         --------
        Total                                    74,082          (16,765)
Unamortized intangible assets
     Trademarks                                     865               --
Other assets                                         59               --
                                               --------         --------
Total intangibles and other assets             $ 75,006         $(16,765)
                                               ========         ========

GOODWILL

Goodwill is associated with acquisitions made for the Partnership's domestic retail segment; therefore, all goodwill is recorded in this segment. Of the $155,734 balance in goodwill, $24,579 is expected to be tax deductible. Goodwill is tested for impairment at the end of each fiscal year end in accordance with SFAS 142.

LONG-LIVED ASSETS

The Partnership reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of long-lived assets is not recoverable, the Partnership reduces the carrying amount of such assets to fair value. No impairment of long-lived assets has been recorded as of August 31, 2002.

ACCRUED AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities consisted of the following at August 31, 2002:

Interest payable                                  $ 4,147
Wages and payroll taxes                             6,667
Deferred tank rent                                  3,585
Advanced budget payments and unearned revenue       8,116
Customer deposits                                   2,175
Taxes other than income                             2,027
Income taxes payable                                  411
Other                                               2,090
                                                  -------
Accrued and other current liabilities             $29,218
                                                  =======

INCOME TAXES

U.S. Propane is a limited partnership. As a result, U.S. Propane's earnings or losses for income tax purposes are included in the tax returns of the individual partners.

Heritage Holdings is a taxable corporation and follows the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109). Under SFAS 109, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received and liabilities settled.

STOCK BASED COMPENSATION PLANS

The Partnership accounts for its Restricted Unit Plan and Long-Term Incentive Plan using Accounting Principles Board (APB) Opinion No. 25 Accounting for Stock Issued to Employees. These plans are classified as variable plans so estimates of compensation are required based on a combination of the fair market value of the Common Units as of the end of the reporting period and the extent or degree of compliance with the performance criteria. Heritage follows the disclosure only provision of Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation (SFAS 123).

USE OF ESTIMATES

The preparation of the consolidated balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Some of the more significant estimates made by management include, but are not limited to, allowances for doubtful accounts, liquids marketing assets and liabilities, and general business and medical self-insurance reserves. Actual results could differ from those estimates.

FAIR VALUE

The carrying amounts of accounts receivable and accounts payable approximate their fair value. Based on the estimated borrowing rates currently available to the Partnership for long-term loans with similar terms and average maturities, the aggregate fair value and carrying amount of long-term debt at August 31, 2002 was $471,372 and $441,287, respectively.

SFAS 142 GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, any acquired intangible assets should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. Those assets will be amortized over their useful lives, other than assets that have an indefinite life.

The Partnership adopted SFAS 142 on September 1, 2001 and accordingly has discontinued the amortization of goodwill existing at the time of adoption. Under the provisions of SFAS 142, the Partnership was required to perform a transitional goodwill impairment appraisal within six months from the time of adoption. Management engaged an independent appraisal firm to perform an assessment of the fair value of each of the Partnership's operating segments, which were compared with the carrying value of each segment to determine whether any impairment existed on the date of adoption. The Partnership has completed the transitional goodwill impairment appraisal and has determined that based on the fair value of the Partnership's operating segments, goodwill was not impaired as of September 1, 2001. Management has determined that a detailed evaluation of the Partnership's operating segments as of August 31, 2002 is not necessary based on the fact that there has not been a significant change in the components of the Partnership's operating segments since the last evaluation, the previous fair value of the Partnership's operating segments substantially exceeded the carrying value, and the likelihood that the Partnership's operating segments current carrying value exceeds its current fair value is remote based on an analysis of events and circumstances since the Partnership's most recent evaluation. Accordingly, no impairment of the

Partnership's goodwill has been recorded as of August 31, 2002. The Partnership will continue to test goodwill for impairment as of the end of each fiscal year.

MARKETABLE SECURITIES

The Partnership's marketable securities are classified as available-for-sale securities and are reflected as a current asset on the consolidated balance sheet at their fair value. Unrealized holding losses as of August 31, 2002 were $693, net of minority interest of $2,555 and income taxes of $442. Management does not consider the decline in market value of the available-for-sale securities to be other than temporary.

LIQUIDS MARKETING ACTIVITIES

The Partnership buys and sells derivative financial instruments, which are within the scope of SFAS 133 and that are not designated as accounting hedges. The Partnership also enters into energy trading contracts, which are not derivatives, and therefore are not within the scope of SFAS 133. EITF Issue No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities (EITF 98-10), applied to energy trading contracts not within the scope of SFAS 133 that were entered into prior to October 25, 2002. The types of contracts the Partnership utilizes in its liquids marketing segment include energy commodity forward contracts, options, and swaps traded on the over-the-counter financial markets. In accordance with the provisions of SFAS 133, derivative financial instruments utilized in connection with the Partnership's liquids marketing activity are accounted for using the mark-to-market method. Additionally, all energy trading contracts entered into prior to October 25, 2002 were accounted for using the mark-to-market method in accordance with the provisions of EITF 98-10. Under the mark-to-market method of accounting, forwards, swaps, options, and storage contracts are reflected at fair value, and are shown in the consolidated balance sheet as assets and liabilities from liquids marketing activities. As of August 31, 2002, the Partnership adopted the applicable provisions of EITF Issue No. 02-3, Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities (EITF 02-3), which requires that gains and losses on derivative instruments be shown net in the statement of operations if the derivative instruments are held for trading purposes. Net realized and unrealized gains and losses from the financial contracts and the impact of price movements are recognized in the statement of operations as liquids marketing revenue. Changes in the assets and liabilities from the liquids marketing activities result primarily from changes in the market prices, newly originated transactions, and the timing and settlement of contracts. EITF 02-3 also rescinds EITF 98-10 for all energy trading contracts entered into after October 25, 2002, and specifies certain disclosure requirements. Consequently, the Partnership does not apply mark-to-market accounting for any contracts entered into after October 25, 2002, that are not within the scope of SFAS 133. The Partnership attempts to balance its contractual portfolio in terms of notional amounts and timing of performance and delivery obligations. However, net unbalanced positions can exist or are established based on management's assessment of anticipated market movements.

The notional amounts and terms of these financial instruments as of August 31, 2002 include fixed price payor for 1,180 barrels of propane, and fixed price receiver of 1,076 barrels of propane. Notional amounts reflect the volume of the transactions, but do not represent the amounts exchanged by the parties to the financial instruments. Accordingly, notional amounts do not accurately measure the Partnership's exposure to market or credit risks.

The fair value of the financial instruments related to liquids marketing activities as of August 31, 2002, was assets of $2,301 and liabilities of $1,818.

Estimates related to Resource's liquids marketing activities are sensitive to uncertainty and volatility inherent in the energy commodities markets and actual results could differ from these estimates. A theoretical change of 10% in the underlying commodity value of the liquids marketing contracts would result in an approximate $181 change in the market value of the contracts as there were approximately 4.3 million gallons of net unbalanced positions at August 31, 2002.

Inherent in the resulting contractual portfolio are certain business risks, including market risk and credit risk. Market risk is the risk that the value of the portfolio will change, either favorably or unfavorably, in response to changing market conditions. Credit risk is the risk of loss from nonperformance by suppliers, customers, or financial counterparties to a contract. The Partnership and Resources take active roles in managing and controlling market and credit risk and have established control procedures, which are reviewed on an ongoing basis. The Partnership monitors market risk through a variety of techniques, including routine reporting to senior management. The Partnership attempts to minimize credit risk exposure through credit policies and periodic monitoring procedures.

The following table summarizes the fair value of Resources' contracts, aggregated by method of estimating fair value of the contracts as of August 31, 2002 where settlement had not yet occurred. Resources' contracts all have a maturity of less than 1 year. The market prices used to value these transactions reflect management's best estimate considering various factors including closing average spot prices for the current and outer months plus a differential to consider time value and storage costs.

                                                                          August 31,
                Source of Fair Value                                         2002
    ----------------------------------------------                        ----------
Prices actively quoted                                                    $    1,276
Prices based on other valuation methods                                        1,025
                                                                          ----------
         Assets from liquids marketing                                    $    2,301
                                                                          ==========

Prices actively quoted                                                    $      669
Prices based on other valuation methods                                        1,149
                                                                          ----------
         Liabilities from liquids marketing                               $    1,818
                                                                          ==========

Unrealized gains (losses)                                                 $      483
                                                                          ==========

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Partnership adopted the provisions of SFAS 143 on September 1, 2002. The adoption of SFAS 143 did not have a material impact on the Partnership's consolidated financial condition.

In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS 121), and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, and measurement of long-lived assets to be disposed of by sale. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The Partnership adopted the provisions of SFAS 144 on September 1, 2002. The adoption of SFAS 144 did not have a material impact on the Partnership's consolidated financial condition.

In April 2002, the FASB issued Statement No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers, amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002 with early application encouraged. The Partnership adopted the provisions of SFAS 145 on September 1, 2002. The adoption did not have a material impact on the Partnership's consolidated financial condition.

In October 2002, the EITF of the FASB discussed EITF Issue No. 02-3, Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities (EITF 02-3). The EITF reached a consensus to rescind EITF Issue No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities (EITF 98-10), the impact of which is to preclude mark-to-market accounting for energy trading contracts not within the scope of SFAS 133. The EITF also reached a consensus that gains and losses on derivative instruments within the scope of SFAS 133 should be shown net in the statement of operations if the derivative instruments are held for trading purposes and what disclosure requirements should be. This consensus was effective for financial statements issued for periods ending after July 15, 2002. The Partnership adopted EITF 02-03 as of August 31, 2002, and upon application reclassified comparative financial statements for prior periods to conform to the consensus. This adoption did not have an impact on the Partnership's financial position. The consensus regarding the rescission of EITF 98-10 is applicable for fiscal periods beginning after December 15, 2002. Energy trading contracts not within the scope of SFAS 133 purchased after October 25, 2002, but prior to the implementation of the consensus are not permitted to apply mark-to-market accounting. Management does not expect the adoption of EITF 02-3 as it relates to the rescission of EITF 98-10 to have a material affect on The Partnership's financial position.

In June 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The Partnership adopted the provisions of SFAS 146 effective for exit or disposal activities that are initiated after December 31, 2002. The adoption did not have a material impact on the Partnership's consolidated financial position.

In November 2002, the FASB issued Financial Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 expands the existing disclosure requirements for guarantees and requires that companies recognize a liability for guarantees issued after December 31, 2002. The implementation of FIN 45 did not have a significant impact on the Partnership's financial position.

In January 2003, the FASB issued Financial Interpretation No. 46 Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51 (FIN 46). FIN 46 clarifies Accounting Research Bulletin No. 51, Consolidated Financial Statements. If certain conditions are met, this interpretation requires the primary beneficiary to consolidate certain variable interest entities in which equity investors lack the characteristics of a controlling interest or do not have sufficient equity investment at risk to permit the variable interest entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for variable interest entities created or obtained after January 31, 2003. For variable interest entities acquired before February 1, 2003, the interpretation is effective for the first fiscal year or interim period beginning after June 15, 2003. Management does not believe FIN 46 will have a significant impact on the Partnership's financial position.

3.    ASSETS HELD IN TRUST:

In connection with the initial public offering ("IPO") of Heritage in June 1996, Heritage Holdings retained proceeds, which were placed in various trusts to be paid to the noteholders of noncompete agreements entered into prior to the IPO. The proceeds are disbursed monthly from the trust in accordance with the noncompete agreements. The Partnership retains all earnings from the trust assets.

4.    ACQUISITIONS:

During the year ended August 31, 2002, the Partnership purchased the stock of Virginia Gas Propane Company Inc., in Virginia, Mt. Pleasant Propane in Tennessee and two other smaller companies. The Partnership also acquired substantially all of the assets of six propane related companies, which included Tri-County Propane, Inc., located in North Carolina, Franconia Gas Corporation located in New Hampshire and Quality Gas, Inc. also located in North Carolina. The aggregate purchase price for these acquisitions totaled $24,915, which included liabilities assumed and non-compete agreements of $5,173. These acquisitions were financed primarily with the acquisition facility and were accounted for by the purchase method.

The Partnership recorded the following intangible assets in conjunction with these acquisitions:

Customer lists (15 years)                         $ 1,066
Non-compete agreements (5 to 10 years)              2,800
                                                  -------
            Total amortized intangible assets       3,866
                                                  -------

Trademarks and tradenames                             865
Goodwill                                            6,463
Other assets                                           96
                                                  -------
            Total intangible assets acquired      $11,290
                                                  =======

Goodwill was warranted because these acquisitions enhance the Partnership's current operations and certain acquisitions are expected to reduce costs through synergies with existing operations. The Partnership assigned all of the goodwill acquired to the retail operating segment of the Partnership.

5.    WORKING CAPITAL FACILITY AND LONG-TERM DEBT:

Long-term debt consists of the following at August 31, 2002:

1996 8.55% Senior Secured Notes                    $108,000

1997 Medium Term Note Program:

  7.17% Series A Senior Secured Notes                12,000
  7.26% Series B Senior Secured Notes                20,000
  6.50% Series C Senior Secured Notes                 2,857
  6.59% Series D Senior Secured Notes                 4,444
  6.67% Series E Senior Secured Notes                 5,000

2000 and 2001 Senior Secured Promissory Notes:

  8.47% Series A Senior Secured Notes                16,000
  8.55% Series B Senior Secured Notes                32,000
  8.59% Series C Senior Secured Notes                27,000
  8.67% Series D Senior Secured Notes                58,000
  8.75% Series E Senior Secured Notes                 7,000
  8.87% Series F Senior Secured Notes                40,000
  7.21% Series G Senior Secured Notes                26,500
  7.89% Series H Senior Secured Notes                27,500
  7.99% Series I Senior Secured Notes                16,000

Senior Revolving Acquisition Facility                14,000

Notes payable on noncompete agreements with interest
imputed at rates averaging 8%, due in installments through
2010, collateralized by a first security lien on certain assets of
the Partnership                                                          22,314

Other                                                                     2,672

Current maturities of long-term debt                                    (20,447)
                                                                        -------
                                                                        $420,840
                                                                        ========

Maturities of the Senior Secured Notes, the Medium Term Note Program and the Senior Secured Promissory Notes are as follows:

            1996 8.55% Senior Secured Notes:
                                    mature at the rate of $12,000 on June 30 in each of the years 2002 to and including 2011. Interest is paid semi-annually.

            1997 Medium Term Note Program:

            Series A Notes:         mature at the rate of $2,400 on November 19
                                    in each of the years 2005 to and including
                                    2009. Interest is paid semi-annually.

            Series B Notes:         mature at the rate of $2,000 on November 19
                                    in each of the years 2003 to and including
                                    2012. Interest is paid semi-annually.

            Series C Notes:         mature at the rate of $714 on March 13 in
                                    each of the years 2000 to and including
                                    2003, $357 on March 13, 2004, $1,073 on
                                    March 13, 2005, and $357 in each of the
                                    years 2006 and 2007. Interest is paid
                                    semi-annually.

            Series D Notes:         mature at the rate of $556 on March 13 in
                                    each of the years 2002 to and including
                                    2010. Interest is paid semi-annually.

            Series E Notes:         mature at the rate of $714 on March 13 in
                                    each of the years 2007 to and including
                                    2013. Interest is paid semi-annually.

            2000 and 2001 Senior Secured Promissory Notes:

            Series A Notes:         mature at the rate of $3,200 on August 15 in
                                    each of the years 2003 to and including
                                    2007. Interest is paid quarterly.

            Series B Notes:         mature at the rate of $4,571 on August 15 in
                                    each of the years 2004 to and including
                                    2010. Interest is paid quarterly.

            Series C Notes:         mature at the rate of $5,750 on August 15 in
                                    each of the years 2006 to and including
                                    2007, $4,000 on August 15, 2008 and $5,750
                                    on August 15, 2009 to and including 2010.
                                    Interest is paid quarterly.

            Series D Notes:         mature at the rate of $12,450 on August 15
                                    in each of the years 2008 and 2009, $7,700
                                    on August 15, 2010, $12,450 on August 15,
                                    2011 and $12,950 on August 15, 2012.
                                    Interest is paid quarterly.

            Series E Notes:         mature at the rate of $1,000 on August 15 in
                                    each of the years 2009 to and including
                                    2015. Interest is paid quarterly.

            Series F Notes:         mature at the rate of $3,636 on August 15 in
                                    each of the years 2010 to and including
                                    2020. Interest is paid quarterly.

            Series G Notes:         mature at the rate of $5,300 on May 15 in
                                    each of the years 2004 to and including
                                    2008. Interest is paid quarterly.

            Series H Notes:         mature at the rate of $2,500 on May 15 in
                                    each of the years 2006 to and including
                                    2016. Interest is paid quarterly.

            Series I Notes:         mature in one payment of $16,000 on May 15,
                                    2013. Interest is paid quarterly.

The Note Agreements for each of the Notes, Medium Term Note Program and Senior Secured Promissory Notes, and the Bank Credit Facility contain customary restrictive covenants applicable to the Operating Partnership, including limitations on the level of additional indebtedness, creation of liens, and sale of assets. These covenants require the Operating Partnership to maintain ratios of Consolidated Funded Indebtedness to Consolidated EBITDA (as these terms are similarly defined in the Bank Credit Facility and the Note Agreements) of not more than 5.00 to 1 for the Bank Credit Facility and not more than 5.25 to 1 for the Note Agreements and Consolidated EBITDA to Consolidated Interest Expense (as these terms are similarly defined in the Bank Credit Facility and the Note Agreements) of not less than 2.25 to 1. The Consolidated EBITDA used to determine these ratios is calculated in accordance with these debt agreements. For purposes of calculating the ratios under the Bank Credit Facility and the Note Agreements, Consolidated EBITDA is based upon Heritage's most recent twelve-month EBITDA, as adjusted, and modified to give pro forma effect for acquisitions and divestitures made during the test period and is compared to Consolidated Funded Indebtedness as of the test date and the Consolidated Interest Expense for the most recent twelve months. These debt agreements also provide that the Operating Partnership may declare, make, or incur a liability to make, a restricted payment during each fiscal quarter, if: (a) the amount of such restricted payment, together with all other restricted payments during such quarter, do not exceed Available Cash with respect to the immediately preceding quarter; and (b) no default or event of default exists before such restricted payment and after giving effect thereto. The debt agreements further provide that Available Cash is required to reflect a reserve equal to 50% of the interest to be paid on the notes. In addition, in the third, second and first quarters preceding a quarter in which a scheduled principal payment is to be made on the notes, Available Cash is required to reflect a reserve equal to 25%, 50%, and 75%, respectively, of the principal amount to be repaid on such payment dates.

Failure to comply with the various restrictive and affirmative covenants of the Operating Partnership's Bank Credit Facility and various Note Agreements could negatively impact the Operating Partnership's ability to incur additional debt and/or Heritage's ability to pay distributions. The Operating Partnership is required to measure these financial tests and covenants quarterly and was in compliance with all requirements, tests, limitations, and covenants related to the Notes, Medium Term Note Program, Senior Secured Promissory Notes, and Bank Credit Facility at August 31, 2002. Effective July 16, 2001, the Operating Partnership entered into the Fifth Amendment to the First Amended and Restated Credit Agreement. The terms of the Agreement as amended are as follows:

         A $65,000 Senior Revolving Working Capital Facility, expiring June 30, 2004 with $30,200 outstanding at August 31, 2002. The interest rate and interest payment dates vary depending on the terms the Partnership agrees to when the money is borrowed. The Partnership must be free of all working capital borrowings for 30 consecutive days each fiscal year. The weighted average interest rate was 3.675% for the amount outstanding at August 31, 2002. The maximum commitment fee payable on the unused portion of the facility is 0.50%. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts, and the capital stock of the Partnership's subsidiaries secure the Senior Revolving Working Capital Facility.

         A $50,000 Senior Revolving Acquisition Facility is available through December 31, 2003, at which time the outstanding amount must be paid in ten equal quarterly installments beginning March 31, 2004, with $14,000 outstanding as of August 31, 2002. The interest rate and interest payment dates vary depending on the terms the Partnership agrees to when the money is borrowed. The weighted average interest rate was 3.675% for the amount outstanding at August 31, 2002. The maximum commitment fee payable on the unused portion of the facility is 0.50%. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts, and the capital stock of the Partnership's subsidiaries secure the Senior Revolving Acquisition Facility.

Future maturities of long-term debt for each of the next five fiscal years and thereafter are $20,447 in 2003; $33,653 in 2004; $38,198 in 2005; $47,838 in
2006; $44,261 in 2007, and $256,890 thereafter.

6.       INCOME TAXES:

The components of deferred income taxes were as follows at August 31, 2002:

Deferred Tax Assets-
   Alternative minimum tax carryforwards                $  2,328
   Net operating loss carryforwards (NOLs)                 1,239
   Accruals, reserves and deferred revenue                 1,138
   Intangibles                                               857
   Unrealized loss on available for sale securities          442
                                                        --------
                                                        $  6,004
                                                        ========
Deferred Tax Liabilities-
   Property, plant and equipment                         (43,075)
   Other                                                    (124)
                                                        --------
                                                        $(43,199)
                                                        ========

The NOLs of Heritage Holdings generally begin to expire in 2011.

7.    COMMITMENTS AND CONTINGENCIES:

Certain property and equipment is leased under noncancelable leases, which require fixed monthly rental payments and expire at various dates through 2020. Certain of these leases contain renewal options and also contain escalation clauses, which are accounted for on a straight-line basis over the minimum lease term. Fiscal year future minimum lease commitments for such leases are $2,864 in 2003; $1,625 in 2004; $1,274 in 2005; $616 in 2006; $422 in 2007 and $714
thereafter.

The Partnership has entered into employment agreements with seven employees, (each an "Executive"). One of the Employment Agreements had an initial term of two years starting August 2000. At the expiration of the term on August 10, 2002, this Employment Agreement became "at will." The Employment Agreements for the other six Executives have an initial term of three years starting August 2000. However, for each Executive with a three-year Employment Agreement, beginning on the second anniversary of the effective date and on each day thereafter the expiration date shall be automatically extended one additional day unless either party (i) shall give written notice to the other that the Term shall cease to be so extended beginning immediately after the date of such notice or (ii) shall give a Notice of Termination to the other by delivering notice to the Chairman of the Board, or in the event of the employee's death. The Employment Agreements provide for an annual base salary of $193, $350, $335, $200, $150, $135, and $135. The Employment Agreements provide for the Executives to participate in bonus and incentive plans.

The Employment Agreements provide that in the event of a change of control of the ownership of the General Partner or in the event an Executive (i) is involuntarily terminated (other than for "misconduct" or "disability") or (ii) voluntarily terminates employment for "good reason" (as defined in the agreements), such Executive will be entitled to continue receiving his base salary and to participate in all group health insurance plans and programs that may be offered to executives of the General Partner for the remainder of the term of the Employment Agreement or, if earlier, the Executive's death, and the Executive will vest immediately in the Minimum Award of the number of Common Units to which the Executive is entitled under the Long-Term Incentive Plan to the extent not previously awarded, and if the Executive is terminated as a result of the foregoing, all restrictions on the transferability of the units purchased by such Executive under the Subscription Agreement dated as of June 15, 2000, shall automatically lapse in full on such date. If such change were to occur during fiscal year 2003, the Partnership would be required to pay the remaining portion of $1,305 in base salary for the six Executives whose employment agreements have the three-year terms and a maximum of 250,000 Common Units or approximately $6,750 based on a per unit price of $27.00 would be awarded under the Long-Term Incentive Plan, of which $2,250 has been expensed as of August 31, 2002. Each Employment Agreement also provides that if any payment received by an Executive is subject to the 20% federal excise tax under Section 4999(a) of the Code of the Internal Revenue Service, the Payment will be grossed up to permit the Executive to retain a net amount on an after-tax basis equal to what he would have received had the excise tax and all other federal and state taxes on such additional amount not been payable. In addition, each Employment Agreement contains non-competition and confidentiality provisions.

The Partnership is a party to various legal proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Partnership. In the opinion of management, all such matters are covered by insurance, are without merit or involve amounts, which, if resolved unfavorably, would not have a significant effect on the financial position of the Partnership. Once management determines that information pertaining to a legal proceeding indicates that it is probable that a liability has been incurred, an accrual is established equal to management's estimate of the likely exposure. For matters that are covered by insurance, the Partnership accrues the related deductible. As of August 31, 2002, an accrual of $671 was recorded as accrued and other current liabilities on the Partnership's consolidated balance sheet.

Petroleum-based contamination or environmental wastes are known to be located on or adjacent to six sites, which the Partnership presently or formerly had operations. These sites were evaluated at the time of their acquisition. In all cases, remediation operations have been or will be undertaken by others, and in all six cases, the Partnership obtained indemnification for expenses associated with any remediation from the former owners or related entities. The Partnership has not been named as a potentially responsible party at any of these sites, nor has the Partnership's operations contributed to the environmental issues at these sites. Accordingly, no amounts have been recorded in the Partnership's August 31, 2002 consolidated balance sheet. Based on information currently available to the Partnership, such projects are not expected to have a material adverse effect on the Partnership's financial condition.

In July 2001, the Partnership acquired a company that had previously received a request for information from the U.S. Environmental Protection Agency (the "EPA") regarding potential contribution to a widespread groundwater contamination problem in San Bernardino, California, known as the Newmark Groundwater Contamination. Although the EPA has indicated that the groundwater contamination may be attributable to releases of solvents from a former military base located within the subject area that occurred long before the facility acquired by the Partnership was constructed, it is possible that the EPA may seek to recover all or a portion of groundwater remediation costs from private parties under the Comprehensive Environmental Response, Compensation, and Liability Act (commonly called "Superfund"). Based upon information currently available to the Partnership, it is not believed that the Partnership's liability if such action were to be taken by the EPA would have a material adverse effect on the Partnership's financial condition.

The Partnership has entered into several purchase and supply commitments with varying terms as to quantities and prices, which expire at various dates through March 2003.

8.    PARTNERS' CAPITAL:

The partnership agreement of Heritage requires that Heritage will distribute all of its "Available Cash" to its Unitholders and its General Partner within 45 days following the end of each fiscal quarter, subject to the payment of incentive distributions to the holders of Incentive Distribution Rights to the extent that certain target levels of cash distributions are achieved. The term "Available Cash" generally means, with respect to any fiscal quarter of the Partnership, all cash on hand at the end of such quarter, plus working capital borrowings after the end of the quarter, less reserves established by the General Partner in its sole discretion to provide for the proper conduct of Heritage's business, to comply with applicable laws or any Heritage debt instrument or other agreement, or to provide funds for future distributions to partners with respect to any one or more of the next four quarters. Available Cash is more fully defined in the Amended and Restated Agreement of Limited Partnership of Heritage Propane Partners, L.P.

Distributions by Heritage in an amount equal to 100% of Available Cash will generally be made 98% to the Common Unitholders and 2% to U.S. Propane, subject to the payment of incentive distributions to the holders of Incentive Distribution Rights to the extent that certain target levels of cash distributions are achieved.

Heritage currently distributes Available Cash, excluding any Available Cash to be distributed to the Class C Unitholders as follows:

      - First, 98% to all Unitholders, pro rata, and 2% to the U.S. Propane, until all Unitholders have received $0.50 per unit for such quarter and any prior quarter;

      - Second, 98% to all Unitholders, pro rata, and 2% to the U.S. Propane, until all Unitholders have received $0.55 per unit for such quarter;

      - Third, 85% to all Unitholders, pro rata, 13% to the holders of Incentive Distribution Right, pro rata, and 2% to U.S. Propane, until all Common Unitholders have received at least $0.635 per unit for such quarter;

      - Fourth, 75% to all Unitholders, pro rata, 23% to the holders of Incentive Distribution Right, pro rata and 2% to U.S. Propane, until all Common Unitholders have received at least $0.825 per unit for such quarter;

      - Fifth, thereafter 50% to all Unitholders, pro rata, 48% to the holders of Incentive Distribution Right, pro rata, and 2% to the U.S. Propane.

      - The total amount of distributions for the 2002 fiscal year on Common Units and other outstanding limited partner interests, the general partner interests and the Incentive Distribution Rights totaled $40.3 million, $0.8 million and $0.9 million, respectively. All such distributions were made from Available Cash from Operating Surplus.


RESTRICTED UNIT PLAN

U.S. Propane has adopted the Amended and Restated Restricted Unit Plan dated August 10, 2000 (the "Restricted Unit Plan"), for certain directors and key employees of U.S. Propane and its affiliates. The Restricted Unit Plan covers rights to acquire 146,000 Common Units of Heritage. The right to acquire the Common Units under the Restricted Unit Plan, including any forfeiture or lapse of rights is available for grant to key employees on such terms and conditions (including vesting conditions) as the Compensation Committee of U.S. Propane shall determine. Each director shall automatically receive a Director's grant with respect to 500 Common Units on each September 1 that such person continues as a director. Newly elected directors are also entitled to receive a grant with respect to 2,000 Common Units upon election or appointment to the Board. Directors who are employees of the Members of U.S. Propane, L.L.C. or their affiliates are not entitled to receive a Director's grant of Common Units. Generally, the rights to acquire the Common Units will vest upon the later to occur of (i) the three-year anniversary of the grant date, or (ii) the conversion of the Subordinated Units to

Common Units. Grants made after the conversion of all of the Subordinated Units to Common Units shall vest on such terms as the Compensation Committee may establish, which may include the achievement of performance objectives. In the event of a "change of control" (as defined in the Restricted Unit Plan), all rights to acquire Common Units pursuant to the Restricted Unit Plan will immediately vest.

The issuance of the Common Units pursuant to the Restricted Unit Plan is intended to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation in respect of the Common Units. Therefore, no consideration will be payable by the plan participants upon vesting and issuance of the Common Units. As of August 31, 2002, 26,900 restricted units are outstanding and 30,800 are available for grants to non-employee directors and key employees. Subsequent to August 31, 2002, 500 additional Phantom Units vested pursuant to the vesting rights of the Restricted Unit Plan and Common Units were issued.

LONG-TERM INCENTIVE PLAN

Effective September 1, 2000, the Partnership adopted a long-term incentive plan (the Plan) whereby Common Units will be awarded based on achieving certain targeted levels of Distributed Cash per unit of Heritage. Awards under the Plan will be made starting in 2003 based upon the average of the prior three years' Distributed Cash per unit. A minimum of 250,000 Common Units and a maximum of 500,000 Common Units will be awarded.

9.    SIGNIFICANT INVESTEE:

Heritage holds a 50% interest in Bi-State Propane, which is accounted for under the equity method. Heritage's investment in Bi-State Propane totaled $7,485 at August 31, 2002. On March 1, 2002, the Operating Partnership sold certain assets acquired in the ProFlame acquisition to Bi-State Propane for approximately $9,730 plus working capital. There was no gain or loss recorded on the transaction. This sale was made pursuant to the provision in the Bi-State Propane partnership agreement that requires each partner to offer to sell any newly acquired businesses within Bi-State Propane's area of operations to Bi-State Propane. In conjunction with this sale, the Operating Partnership guaranteed $5 million of debt incurred by Bi-State Propane to a financial institution. Based on the current financial condition of Bi-State Propane, management considers the likelihood of the Partnership incurring a liability resulting from the guarantee to be remote.

Bi-State Propane's financial position is summarized below as of August 31, 2002:

Current assets          $ 3,321
Noncurrent assets        23,105
                        -------
                        $26,426
                        =======

Current liabilities     $ 3,344
Long-term debt            9,450
Partners' capital:
      Heritage            7,485
      Other partner       6,147
                        -------
                        $26,426
                        =======

10.   SUPPLEMENTAL INFORMATION:

The following balance sheet of the Partnership includes its investment in Heritage and Heritage Holdings on an equity basis. Such presentation is included to provide additional information with respect to the Partnership's financial position on a stand-alone basis as of August 31, 2002:

ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                            $     188
   Receivable from Heritage                                 4,887
   Prepaid expenses and other                                 392
                                                        ---------
            Total current assets                            5,467

ASSETS HELD IN TRUST                                        1,048
INVESTMENT IN HERITAGE                                     45,569
INVESTMENT IN HERITAGE HOLDINGS                            83,316
                                                        ---------
            Total assets                                $ 135,400
                                                        =========

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
   Accounts payable and accrued liabilities             $   4,848
   Current maturities of long-term debt                       288
                                                        ---------
            Total current liabilities                       5,136

LONG-TERM DEBT, less current maturities                       819
NOTE PAYABLE TO HERITAGE HOLDINGS                          11,539
                                                        ---------
                                                           17,494
                                                        ---------

PARTNERS' CAPITAL:
   General Partner's capital                                   (2)
   Limited Partners' capital                              117,945
   Accumulated other comprehensive loss                       (37)
                                                        ---------
            Total partners' capital                       117,906
                                                        ---------
            Total liabilities and partners' capital     $ 135,400
                                                        =========

U.S. Propane, L.L.C. is the General Partner of U.S. Propane with a 0.01% general partner interest. The consolidated condensed balance sheet of U.S. Propane, L.L.C. as of August 31, 2002 is as follows:


CURRENT ASSETS                                 $ 100,381
PROPERTY PLANT AND EQUIPMENT, net                400,044
OTHER NONCURRENT ASSETS                          222,881
                                               ---------
     Total assets                              $ 723,306
                                               =========

CURRENT LIABILITIES                            $ 124,258
LONG TERM DEBT, less current maturities          420,840
MINORITY INTERESTS                               139,559
DEFERRED TAXES                                    38,651
                                               ---------
                                               $ 723,308
                                               ---------

MEMBERS' DEFICIT                                      (2)
                                               ---------
     Total liabilities and members' deficit    $ 723,306
                                               =========

11.   SUBSEQUENT EVENTS:

On January 2, 2003, The Partnership purchased the propane assets of V-1 Oil Co. ("V-1") of Idaho Falls, Idaho for total consideration of $34.2 million after post-closing adjustments. The acquisition price was payable $19.2 million in cash, with $17.3 million of that amount financed by the Acquisition Facility, and by the issuance of 551,456 Common Units of Heritage valued at $15.0 million. V-1's propane distribution network included 35 customer service locations in Colorado, Idaho, Montana, Oregon, Utah, Washington, and Wyoming.

On May 20, 2003, the Partnership sold 1,610,000 Common Units in an underwritten public offering at a public offering price of $29.26 per unit. This sale included the exercise of the underwriters' over-allotment option to purchase an additional 210,000 Common Units. Heritage used approximately $35.9 million of the $44.8 million net proceeds from the sale of the Common Units to repay a portion of the indebtedness outstanding under various tranches of its Senior Secured Notes. The remainder of the proceeds was used for general partnership purposes, including repayment of additional debt. The Common Units were issued utilizing the Partnership's existing shelf registration statement on Form S-3. To effect the transfer of the contribution required by the General Partner to maintain its 1% general partner interest in the Partnership and its 1.0101% general partner interest in the Operating Partnership, the General Partner contributed 32,692 previously issued Common Units back to the Partnership and those units were cancelled.

On November 6, 2003, the Partnership signed a definitive agreement with La Grange Energy, L.P. to purchase substantially all of its midstream natural gas assets by acquiring La Grange Energy, L.P.'s interests in its subsidiary, La Grange Acquisition, L.P. whose midstream operations are conducted under the name Energy Transfer Company, in exchange for approximately $300 million in cash, repayment of outstanding indebtedness, and a combination of Partnership Common Units, Class D Units and Special Units. The transaction is valued at approximately $980 million. The Partnership will also acquire the stock of Heritage Holdings, Inc., which owns approximately 4.4 million common units of the Partnership for $100 million. La Grange Energy, L.P. will also purchase U.S. Propane, L.P., the General Partner of the Partnership, and U.S. Propane, L.L.C. from subsidiaries of AGL Resources, Atmos Energy Corporation, TECO Energy, Inc. and Piedmont Natural Gas Company, Inc.